Exhibit 99.33
130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

July 29, 2010	No. 10-12

Avalon Announces Engagement of New OTCQX PAL and
New Investor Relations Consultant

Toronto, ON -- Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to announce the engagement of Roth Capital Partners LLC (“ROTH”) as its new Principal American Liaison ("PAL") for regulatory matters related to the Company’s listing on the OTCQX International market in New York and exclusive OTCQX advisor for marketing the Company to U.S. investors. The Company has also retained Mr. Ron Malashewski, P.Eng. (Cliff Lake Capital) of Kenora, Ontario as a new full-time Investor Relations consultant.

ROTH is a privately owned investment banking firm established in 1984 and based in Newport Beach, California that is dedicated to the small-cap public market and with a focus on emerging “CleanTech” companies. ROTH was one of the first U.S. investment banks to focus on financing small-cap Chinese companies, establishing an office in Shanghai in 2007, and is now looking to expand its presence in other international markets.

ROTH offers its clients a full spectrum of investment banking services, including capital raising, research coverage, trading and market making, merger and acquisition advisory services, and investor conferences. Commented Avalon President Don Bubar, “I look forward to working with Roth Capital in introducing our rare metals story to the growing numbers of Clean Technology investors in the United States now recognizing that rare metals are vital to many of these new technologies.”

Mr. Malashewski has thirty years of professional experience as an engineer, investment advisor and investor relations consultant with additional experience in technical project management, operations management, strategic planning, and corporate development. He was previously Investor Relations Manager at another publicly-traded rare earth elements exploration company and his professional/industry memberships include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta, the CIM, and PDAC.

Mr. Malashewski takes over as interim Investor Relations Manager for the next 12 months while Ms. Virginia Morgan is on maternity leave. Don Bubar commented “We are pleased to have a highly seasoned investor relations consultant with related experience in the rare earth elements business, join our team during this period of rapid growth. I look forward to working with Ron to continue building awareness in the international investment community about the exciting development opportunity presented by the Company’s world-class Nechalacho rare earth elements deposit”.

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in clean technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding:  79,104,270. Cash resources: approximately $9 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President and CEO, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.